Douglas E. McWilliams dmcwilliams@velaw.com
Tel 713.758.3613 Fax 713.615.5725
September 4, 2009
By Facsimile and EDGAR
Mr. H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Hiland Holdings GP, LP and co-filers
Schedule 13E-3
Filed July 1, 2009
File No. 5-82081

Preliminary Proxy Statement on Schedule 14A
Filed July 1, 2009
File No. 1-33018

Hiland Partners, LP, and co-filers
Schedule 13E-3
Filed July 1, 2009
File No. 5-80564

Preliminary Proxy Statement on Schedule 14A
Filed July 1, 2009
File No. 0-51120
Dear Mr. Owings:
     On behalf of our clients, Hiland Partners, LP (“Hiland Partners”) and Hiland Holdings GP, LP (“Hiland Holdings” and, together with Hiland Partners, the “Hiland Companies”), we are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 3, 2009 (the “Comment Letter”).

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Securities and Exchange Commission September 4, 2009 Page 2
     Each Hiland Company intends to file through EDGAR a definitive proxy statement (File No. 0-51120 (with respect to Hiland Partners) and File No. 1-33018 (with respect to Hiland Holdings)) (the “Joint Proxy Statement”) and Amendment No. 3 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (File No. 5-80564 (with respect to Hiland Farmers) and File No. 5-82081 (with respect to Hiland Holdings))(the “Schedules 13E-3”). The Joint Proxy Statement and the Schedules 13E-3 will be amended in response to the Staff’s comments as indicated in this letter and the attached annexes.
     We have repeated in bold each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the respective Hiland Company’s response or the Hiland Companies’ joint response.
Hiland Holdings GP, LP
General
COMMENT:

1.	We note your response to comment 1 in our letter dated August 25, 2009. Also, we note the acknowledgments at the end of your response letter from each filing person. Please revise the first acknowledgment to state that the filing person is responsible for the adequacy and accuracy of the disclosure in the filings and resubmit these acknowledgments from each filing person signed by that filing person.

RESPONSE:

The Hiland Companies have included such acknowledgments by all filings persons, which are attached as Annex A to this response letter.
Hiland Holdings GP, LP
Schedule 13E-3
Item 7. Purposes, Alternatives, Reasons and Effects, page 6
COMMENT:

2.	We refer you to Instruction 3 to Item 1013 of Regulation M-A, which requires disclosure of the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the subject company in terms of both

Securities and Exchange Commission September 4, 2009 Page 3
dollar amounts and percentages. Please supplement your disclosure to provide this information.

RESPONSE:

The Hiland Companies will revise the Joint Proxy Statement as requested. Please see the revised disclosure to be included on the cover page and in “The Hiland Partners Merger Agreement—Conditions to Completion of the Hiland Partners Merger” and “The Hiland Holdings Merger Agreement—Conditions to Completion of the Hiland Holdings Merger” on pages 161 and 181, respectively, of the Joint Proxy Statement attached as Annex B, marked to show changes from the previous filing.
Revised Preliminary Proxy Statement on Schedule 14A
Cover Page
COMMENT:

3.	We note your response to comment 3 in our letter dated August 25, 2009. Please revise your reference to the location of the definition of affiliate on your cover page to make it more specific than “the section entitled ‘The Hiland Partners Merger Agreement’ in the attached joint proxy statement.” For example, please refer to the page on which the definition is located, page 162, or the subsection in which the definition is located, “Conditions to Completion of the Hiland Partners Merger.” Also, in your definitions on pages 162 and 181, please disclose the affiliates to which you refer.

RESPONSE:

The Hiland Companies will revise the Joint Proxy Statement as requested. Please see additional disclosure to be included under “Effects of the Mergers” beginning on page 119 of the Joint Proxy Statement, attached as Annex C.

Securities and Exchange Commission September 4, 2009 Page 4
* * * * * * * * * * * * *
     If you have any questions or comments concerning these responses, please call the undersigned at (713) 758-3613, or in his absence, Steve Gill at (713) 758-4458.

Very truly yours,
/s/ Douglas E. McWilliams

Annex A
     As requested by the Staff, each undersigned filing person acknowledges that:
•	such filing person is responsible for the adequacy and accuracy of the disclosure in the filings concerning such person addressed in the letter to which this annex is attached;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Staff from taking any action with respect to the filing; and

•	such filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
This 4th day of September, 2009.

HILAND PARTNERS, LP
By:	Hiland Partners GP, LLC,
its general partner

By:	/s/ Joseph L. Griffin
Joseph L. Griffin
Chief Executive Officer

HILAND HOLDINGS GP, LP
By:	Hiland Partners GP Holdings, LLC,
its general partner

By:	/s/ Joseph L. Griffin
Joseph L. Griffin
Chief Executive Officer

Other filing persons:

HILAND PARTNERS GP, LLC
By:	/s/ Joseph L. Griffin
Joseph L. Griffin
Chief Executive Officer

HILAND PARTNERS GP HOLDINGS, LLC
By:	/s/ Joseph L. Griffin
Joseph L. Griffin
Chief Executive Officer

JOSEPH L. GRIFFIN
/s/ Joseph L. Griffin

HH GP HOLDING, LLC
By:	/s/ Harold Hamm
Harold Hamm
President

HLND MERGER CO, LLC
By:	/s/ Harold Hamm
Harold Hamm
President

HPGP MERGERCO, LLC
By:	/s/ Harold Hamm
Harold Hamm
President

HAROLD HAMM
/s/ Harold Hamm

BERT MACKIE, as Trustee of the Harold Hamm HJ Trust
/s/ Bert Mackie

BERT MACKIE, as Trustee of the Harold Hamm DST Trust
/s/ Bert Mackie

BERT MACKIE
/s/ Bert Mackie

CONTINENTAL GAS HOLDINGS, INC.
By:	/s/ Matthew Harrison
Matthew Harrison
Vice-President--Finance, Chief Financial Officer and Secretary

MATTHEW S. HARRISON
/s/ Matthew S. Harrison

Annex B
Cover page
     YOUR VOTE IS IMPORTANT. Approval of the Hiland Partners merger agreement and the Hiland Partners merger requires the affirmative vote of holders of (a) a majority of the outstanding common units of Hiland Partners, other than Hiland Partners common units held by the general partner of Hiland Partners, its affiliates (as defined in the section entitled “The Hiland Partners Merger Agreement —Conditions to Completion of the Hiland Partners Merger” in the attached joint proxy statement, including Hiland Holdings) and the directors and officers of Hiland Partners’ general partner, entitled to vote thereon voting as a class (whom we refer to as the “Hiland Partners public unitholders”), and (b) holders of a majority of the outstanding subordinated units of Hiland Partners entitled to vote thereon voting as a class. Accordingly, the Hiland Partners merger may not be completed unless a majority of the outstanding common units held by the Hiland Partners public unitholders approve the transaction. Approval of the Hiland Holdings merger agreement and the Hiland Holdings merger requires the affirmative vote of (a) holders of a majority of the outstanding common units of Hiland Holdings entitled to vote thereon voting as a class, and (b) holders of a majority of the outstanding common units of Hiland Holdings, other than Hiland Holdings common units held by Harold Hamm, his affiliates (as defined in the section entitled “The Hiland Holdings Merger Agreement —Conditions to Completion of the Hiland Holdings Merger” in the attached joint proxy statement, including Continental Gas), the Hamm family trusts and the directors and officers of the general partner of Hiland Holdings (whom we refer to as the “Hiland Holdings public unitholders”), entitled to vote thereon voting as a class. Accordingly, the Hiland Holdings merger may not be completed unless a majority of the outstanding common units held by the Hiland Holdings public unitholders approve the transaction. The obligations of Parent and the applicable Merger Sub to complete a Hiland Company merger are conditioned upon, among other things, the concurrent completion of the other Hiland Company merger. Parent and the applicable Merger Sub may waive the condition requiring the concurrent completion of both Hiland Company mergers under limited circumstances, but is under no obligation to do so.

     For purposes of the Hiland Partners merger agreement, an “affiliate” of the general partner of Hiland Partners is any person, entity, group (as defined in Section 13 of the Exchange Act) or organization that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the general partner of Hiland Partners. The term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, entity, group or organization, whether through ownership of voting securities, by contract or otherwise. As of the date of this joint proxy statement, “affiliates” of the general partner of Hiland Partners included Hiland Partners and its subsidiaries, the officers and directors of the general partner of Hiland Partners, Hiland Holdings and its subsidiaries, the general partner of Hiland Holdings, the officers and directors of the general partner of Hiland Holdings, Continental Gas, Parent and the Merger Subs.

     For purposes of the Hiland Holdings merger agreement, an “affiliate” of Mr. Hamm is any person, entity, group (as defined in Section 13 of the Exchange Act) or organization that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, Mr. Hamm. The term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, entity, group or organization, whether through ownership of voting securities, by contract or otherwise. As of the date of this joint proxy statement, “affiliates” of Mr. Hamm included Hiland Partners and its subsidiaries, the general partner of Hiland Partners, Hiland Holdings and its subsidiaries, the general partner of Hiland Holdings, the officers and directors of the general partner of Hiland Holdings, Continental Gas, Parent and the Merger Subs.

Annex C
Effect on Interests of HLND Schedule 13E-3 Filing Persons in Hiland Partners’ Net Book Value and Net Earnings
     If the Hiland Partners merger is completed, the Hiland Partners public unitholders will have no interests in Hiland Partners’ net book value or net earnings after the Hiland Partners merger. The table below sets forth the interest of each of the HLND Schedule 13E-3 Filing Persons in Hiland Partners’ net book value and net earnings prior to and immediately following the Hiland Partners merger, based on Hiland Partners’ net book value as of June 30, 2009, and the net income of Hiland Partners for the six months ended June 30, 2009.

	Ownership Prior to the Mergers (1)				Ownership After the Mergers (2)
	Net Book Value		Earnings		Net Book Value		Earnings
Name of Beneficial Owner	$ in thousands	%	$ in thousands	%	$ in thousands	%	$ in thousands	%
Hiland Holdings GP, LP (3)	71,578	58.3	(2,251)	58.3	71,578	58.3	(2,253)	58.3
Harold Hamm (4) (5)	—	*	—	*	30,149	24.6	(949)	24.6
HH GP Holding, LLC (5)	—	*	—	*	30,149	24.6	(949)	24.6
Harold Hamm DST Trust	—	*	—	*	12,564	10.3	(395)	10.2
Harold Hamm HJ Trust	—	*	—	*	8,382	6.8	(264)	6.8
Bert Mackie (6)	—	*	—	*	20,946	17.1	(659)	17.1
Joseph L. Griffin	55	*	(2)	*	—	*	—	*
Matthew S. Harrison	32	*	(1)	*	—	*	—	*
HLND MergerCo, LLC	—	*	—	*	—	*	—	*
Hiland Partners GP, LLC (7)	2,453	2.0	(77)	2.0	2,453	2.0	(77)	2.0
Hiland Partners GP Holdings, LLC (5)	—	*	—	*	—	*	—	*

*	Less than one percent.

(1)	Based upon ownership of the common units, subordinated units and general partner units of Hiland Partners as of August 30, 2009, Hiland Partners’ net book value as of June 30, 2009, and net income of Hiland Partners for the six months ended June 30, 2009.

(2)	Based upon the agreed upon equity investments and expected ownership of common units in the surviving entity after the Hiland Partners merger and Hiland Partners’ net book value as of June 30, 2009, and net income of Hiland Partners for the six months ended June 30, 2009.

(3)	Includes the 2% economic interest represented by the 191,008 general partner units owned by Hiland Partners GP, LLC, a wholly-owned subsidiary of Hiland Holdings GP, LP.

(4)	Includes interests attributable to HH GP Holding, LLC, which is wholly-owned by Mr. Hamm.

(5)	Does not include any interests that may be attributable to such person through Hiland Holdings GP, LP. Mr. Hamm directly owns 100% of HH GP Holding, LLC, which directly owns 100% of Hiland Partners GP Holdings, LLC, the general partner of Hiland Holdings GP, LP. Accordingly, Mr. Hamm is deemed to be the beneficial owner of the 2,321,471 common units and 3,060,000 subordinated units held by Hiland Holdings GP, LP.

(6)	Includes interests held by the Harold Hamm DST Trust and the Harold Hamm HJ Trust. As trustee of each of the Hamm family trusts, Mr. Mackie is deemed to have sole voting and dispositive power of the common units held by the trusts.

(7)	Includes the 2% economic interest represented by the 191,008 general partner units owned by Hiland Partners GP, LLC.

Effect on Interests of HPGP Schedule 13E-3 Filing Persons in Hiland Holdings’ Net Book Value and Net Earnings
     If the Hiland Holdings merger is completed, the Hiland Holdings public unitholders will have no interests in Hiland Holdings’ net book value or net earnings after the Hiland Holdings merger. The table below sets forth the interest of each of the HPGP Schedule 13E-3 Filing Persons in Hiland Holdings’ net book value and net earnings prior to and immediately following the Hiland Holdings merger, based on Hiland Holdings’ net book value as of June 30, 2009, and net income of Hiland Holdings for the six months ended June 30, 2009.

	Ownership Prior to the Mergers (1)				Ownership After the Mergers (2)
	Net Book Value		Earnings		Net Book Value		Earnings
Name of Beneficial Owner	$ in thousands	%	$ in thousands	%	$ in thousands	%	$ in thousands	%
Harold Hamm (3)	50,637	39.5	(2,148)	39.5	80,266	62.7	(3,405)	62.7
Continental Gas Holdings, Inc.	50,284	39.3	(2,133)	39.3	50,284	39.3	(2,133)	39.3
HH GP Holding, LLC	—	*	—	*	29,629	23.1	(1,257)	23.1
Harold Hamm DST Trust (4)	16,338	12.8	(693)	12.8	28,685	22.4	(1,217)	22.4
Harold Hamm HJ Trust (4)	10,917	8.5	(463)	8.5	19,155	15.0	(812)	15.0
Bert Mackie (5)	27,255	21.3	(1,156)	21.3	47,840	37.3	(2,029)	37.3
Joseph L. Griffin	—	*	—	*	—	*	—	*
Matthew S. Harrison	—	*	—	*	—	*	—	*
HPGP MergerCo, LLC	—	*	—	*	—	*	—	*
Hiland Partners GP Holdings, LLC.	—	*	—	*	—	*	—	*

*	Less than one percent.

(1)	Based upon ownership of common units of Hiland Holdings as of August 30, 2009 and Hiland Holdings’ net book value as of June 30, 2009, and net income of Hiland Holdings for the six months ended June 30, 2009.

(2)	Based upon the agreed upon equity investments and expected ownership of common units in the surviving entity after the Hiland Holdings merger and Hiland Holdings’ net book value as of June 30, 2009, and net income of Hiland Holdings for the six months ended June 30, 2009.

(3)	Includes all interests attributable to HH GP Holding, LLC, which is wholly-owned by Mr. Hamm, and Continental Gas Holdings, Inc. Mr. Hamm, the Harold Hamm DST Trust and the Harold Hamm HJ Trust have a 90.7%, 5.6% and a 3.7% ownership interest, respectively, in Continental Gas Holdings, Inc.

(4)	Does not include any interest attributable to Continental Gas Holdings, Inc. Harold Hamm, the Harold Hamm DST Trust and the Harold Hamm HJ Trust have a 90.7%, 5.6% and a 3.7% ownership interest, respectively, in Continental Gas Holdings, Inc.

(5)	Includes interests held by the Harold Hamm DST Trust and the Harold Hamm HJ Trust. As trustee of each of the Hamm family trusts, Mr. Mackie is deemed to have sole voting and dispositive power of the common units held by the trusts.